RELEASE AGREEMENT

THIS RELEASE AGREEMENT (the “Agreement”) is entered into as of July 26, 2006 (the “Notice Date”) by and between SKYLYNX COMMUNICATIONS, INC., a Delaware corporation (the “Company”) and Rural Metro, Inc., (“Rural Metro”) relating to the termination of all the contractual relationships (whether in writing, oral or implied) by and between the Company and Rural Metro effective immediately.  “Company” includes all current or former affiliated corporations, parent corporations, partnerships, divisions and subsidiaries or other entities, and the officers, directors, shareholders, other team members, agents, attorneys, successors and assigns of the Company.

Rural hereby agrees to remise, release, acquit, satisfy, and forever discharge Company, of and from all, and all manner of action and actions, cause and causes of action, suits, debts, dues, sums of money, accounts, bills, contracts, controversies, agreements, promises, variances, claims and demands whatsoever, in law or in equity, which it ever had, now has, or which any representative of it, hereafter can, shall or may have, against Company, for, upon or by reason of any matter, cause or thing whatsoever from the beginning of time to the day of this Agreement arising from any form of relationship with the Company.

The Company and Rural Metro have each had the opportunity to consult counsel before executing this Agreement.  Each agrees that it has had a full and fair opportunity to review this Agreement with counsel and signs it knowingly, voluntarily, and without duress or coercion.  Further, in executing this Agreement, each agrees that it has not relied on any representation or statement not set forth in this Agreement.

This Agreement shall be interpreted and enforced in accordance with the laws of the State of Florida.  Each of the parties submits to the jurisdiction of any state or federal court sitting in Sarasota County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined by any such court.  In addition, the parties agree to waive any rights to a jury trial should any dispute arise under this Agreement or related in any way to Team Member’s employment with Company or the enforcement of this Agreement.  This Agreement represents the sole and entire agreement between the parties and supersedes any and all prior agreements, negotiations, and discussions between the parties or their respective counsel with respect to the subject matters covered herein.  If either party initiates proceedings for the other’s alleged breach of this Agreement, the prevailing party shall recover attorneys’ fees and costs, including such fees and costs on any enforcement or appellate proceedings.  If one or more paragraphs of this Agreement are ruled invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of the Agreement, which shall remain in full force and effect.  This Agreement may be modified only in writing signed by both parties.  This Agreement may be executed in two counterparts, each of which shall constitute an original, but all of which together shall constitute one and the same document.

IN WITNESS WHEREOF, the Company and Rural Metro have agreed upon and executed this Agreement as of the date first set forth above.

RURAL METRO, INC.:

SKYLYNX COMMUNICATIONS, INC.

By: /s/ Peter Jones

By:/s/ K. Bryan Shobe

Peter Jones

K. Bryan Shobe

Date:  07-26-06

Date: